

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 29, 2018

<u>Via E-mail</u>
Mr. David K. Wells
Chief Financial Officer
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115

     Re: **Applied Industrial Technologies, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2017
             Filed August 18, 2017
             File No. 1-02299

Dear Mr. Wells:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       /s/ Terence O'Brien

                                       Terence O'Brien
                                       Accounting Branch Chief

                                       Office of Manufacturing and Construction